Exhibit 99.1

COMMTOUCH SOFTWARE LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS July 25, 2013

TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

          NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders of Commtouch Software Ltd. (the “Company”), a company formed under the laws of the State of Israel, will be held on Thursday, July 25, 2013 at 10:00 a.m. Pacific Time, at the offices of the Company’s subsidiary Commtouch Inc., located at 1731 Embarcadero Road, Suite 230, Palo Alto, California 94303, for the following purposes:

1.	to elect a new Outside Director to the Company’s Board of Directors;

2.	to approve the Company’s executive compensation policy;

3.	to ratify the bonus paid to our Chief Executive Officer; and

4.	to approve a change in the amount of cash compensation paid to non-employee Directors.

          Only shareholders who held Ordinary Shares of the Company at the close of business on Wednesday, June 19, 2013 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof.

          The vote required to approve the resolutions to be presented is set forth on page 1 of the accompanying Proxy Statement.

          All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS

LIOR SAMUELSON Chairman of the Board

Herzilya, Israel June 25, 2013

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES EITHER I) COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE OR II) IF SO ELECTED BY YOU THROUGH YOUR BROKER OR BANK, PLEASE COMPLETE THE INTERNET VOTING PROCESS AVAILABLE FOR THIS EXTRAORDINARY GENERAL MEETING.

1

COMMTOUCH SOFTWARE LTD.

PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
July 25, 2013

          The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Commtouch Software Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Thursday, July 25, 2013 at 10:00 a.m. Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at the offices of the Company’s subsidiary Commtouch Inc., located at 1731 Embarcadero Road, Suite 230, Palo Alto, California 94303. The telephone number at that address is (650) 864-2000. The Company’s principal executive offices in Israel are located at 1 Sapir Road, 5th Floor, Beit Ampa, Herzliya, 46140 Israel. The telephone number at that address is 011-972-9-863-6888.

          These proxy solicitation materials were mailed on or about June 25, 2013 to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

          Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business on June 19, 2013 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting.

          At the Record Date, 26,338,905 Shares were issued, outstanding and entitled to vote at the Meeting.

Revocability of Proxies

          Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

          Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Meeting, any two shareholders who attend the adjourned Meeting in person or by proxy will constitute a quorum. Each Share shall grant the right to one vote.

          The requisite vote for passage of a proposal is described in detail under each proposal set forth below.

          Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

          Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile, email or other method. We will not pay any additional compensation for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

          Copies of the Notice of the Meeting and this Proxy Statement are available on the Company’s website at www.commtouch.com, under the Investor Relations tab (click on the “Investor relations documents” link).

          It is critical for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to be voted on any of the agenda items.

PROPOSAL ONE
ELECTION OF OUTSIDE DIRECTOR

Background

          Israel’s Companies Law requires that the Company have at least two Outside Directors. The Outside Directors must meet certain statutory requirements of independence. All Outside Directors must serve on the Company’s Audit Committee and the Compensation Committee, and they must constitute a majority of the Compensation Committee. At least one Outside Director must serve on all other committees of the Board. The term of office of an Outside Director is three years, and may be extended for two additional terms of three years.

          Yair Shamir and Yair Bar-Touv were re-appointed for their second three year term as Outside Directors effective March 31, 2011. However, on April 17, 2013, Mr. Shamir, due to his acceptance of a position in the new government of the State of Israel, submitted his resignation from the Board – roughly one year prior to the end of his second three year term. Therefore, the Company must nominate and appoint an additional Outside Director.

          The Nominating Committee and Board have identified Mr. David Earhart, age 51, as a qualified candidate for nomination to the open Outside Director seat on the Board. The Company is not aware of any reason why Mr. Earhart, if elected as an Outside Director, would be unable to serve as such.

          Our Nominating Committee and Board recommend that Mr. Earhart be elected as an Outside Director for a three year term from the date of the Meeting. Our Nominating Committee and Board have found that Mr. Earhart has all necessary qualifications required under Israel’s Companies Law and the requirements of NASDAQ, and determined that, in light of his expertise and experience, his appointment as an Outside Director would be for the benefit of the Company and shareholders. Furthermore, Mr. Earhart has certified to the Company that he meets all other requirements in connection with the election of an Outside Director under Israel’s Companies Law. If elected, Mr. Earhart will join our Audit Committee and Compensation Committee.

          David Earhart is the Senior Vice President responsible for CA Technologies’ North American Security (Identity & Access Management) business. In this capacity, he works closely with product management, marketing, and development, and also has responsibility for leading the security sales and technical teams. He has a long track record of building high performing teams and scaling businesses, and has an extensive security, networking, storage, and systems management background. Prior to CA Technologies, Mr. Earhart spent many years at BMC Software, where he held several leadership positions in regional management, North American storage sales and was part of the team that created, launched and provided oversight for BMC’s Business Service Management strategy. Mr. Earhart has also held executive positions with two venture backed firms and a professional services organization. He earned a B.B.A. in Finance from Texas Tech University.

Proposal

          The shareholders are being asked to elect the Outside Director nominee listed above for a term of three years following the Meeting.

          It is proposed that the following resolution be adopted by the shareholders:

“RESOLVED, that the election of Mr. David Earhart as Outside Director of the Company for a term of three years is approved.”

Vote Required

          The election of an Outside Director requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on their election, provided that either:

•

such majority includes a majority of the Shares held by non–controlling shareholders and shareholders who have no personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders) who are present and voting at the meeting; or

•

the total number of Shares held by non–controlling shareholders and disinterested shareholders voting against the election of the director at the meeting does not exceed two percent of the aggregate voting rights in the Company.

          For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the Outside Director. Under the Israel Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, otherwise than by reason of being a director or other office holder of the Company, and the person is deemed to have a personal interest if any member of such person’s immediate family or his/her spouse has a personal interest in the adoption of the proposal. In addition, a person is deemed to have a personal interest if a company, other than Commtouch, that is affiliated with such person has a personal interest in the adoption of the proposal. Such company is a company in which the person or a member of his/her immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a person is not deemed to have a personal interest in the adoption of the proposal if his/her interest in such proposal arises solely from ownership of Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

          The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL TWO
APPROVAL OF COMPANY’S EXECUTIVE COMPENSATION POLICY

Background

          On December 12, 2012, Amendment 20 to the Israel Companies Law (“Amendment 20”), came into force, requiring all public Israeli companies, including companies that are dual listed such as Commtouch, to adopt a written compensation policy for their executives – including directors - which addresses certain items prescribed by Amendment 20.

          Pursuant to Amendment 20, the adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board and shareholders, except that the approval of the shareholders may be waived in certain defined circumstances.

          In addition to the provisions specified in Amendment 20, including those criteria that need to be addressed in the compensation policy as specified in Part A of the First Addendum to the Israeli Companies Law and other matters that must be included in the compensation policy as specified in Part B of the First Addendum to the Israeli Companies Law, the Compensation Committee and the Board reviewed the structure and components of the compensation paid by the Company (including variable components), the compensation ratio among the Company’s employees, reviewed the compensation paid by other companies with characters similar to the Company and determined that the executive compensation policy attached as Appendix A to this Proxy Statement reflects the Company’s characters, financial position, needs, prospects and strategic goals and therefore would be for the benefit of the Company and shareholders.

Proposal

          Shareholders are being asked to adopt the following resolution:

               “RESOLVED, to approve the Commtouch Executive Compensation Policy in the form attached as Appendix A hereto.”

Vote Required

          The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the Commtouch Executive Compensation Policy. In addition, shareholder approval must either:

i)

include at least a majority of the Shares voted by shareholders who are neither controlling shareholders nor are they shareholders who have a personal interest in the approval of the Commtouch Executive Compensation Policy, or

ii)	the total Shares of non-controlling and disinterested shareholders voted against this proposal must not represent more than two percent of the outstanding Shares.

          For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the Commtouch Executive Compensation Policy. Under the Israel Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, otherwise than by reason of being a director or other office holder of the Company, and the person is deemed to have a personal interest if any member of such person’s immediate family or his/her spouse has a personal interest in the adoption of the proposal. In addition, a person is deemed to have a personal interest if a company, other than Commtouch, that is affiliated with such person has a personal interest in the adoption of the proposal. Such company is a company in which the person or a member of his/her immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a person is not deemed to have a personal interest in the adoption of the proposal if his/her interest in such proposal arises solely from ownership of Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

          The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL THREE
RATIFICATION OF BONUS PAID TO CHIEF EXECUTIVE OFFICER

Background

          Under Israel’s Companies Law, the compensation terms of Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. Shlomi Yanai is the Chief Executive Officer and a Director of the Company. At the Company’s last annual meeting of shareholders on December 13, 2012, Mr. Yanai’s terms of compensation were approved by shareholders concurrent with his appointment as a Director of the Company.

          However, according to Amendment 20, during the period between December 12, 2012 (the date Amendment 20 came into force) and the date the Commtouch Executive Compensation Policy is adopted by shareholders, any changes to the CEO’s compensation or new compensation requires shareholder approval in advance. Israeli law views new compensation as inclusive of payment of a discretionary bonus.

          On or about February 13, 2013, the Compensation Committee and Board approved the immediate payment of Mr. Yanai’s 2012 annual bonus in the total amount of $90,000, taking into account the criteria specified in Part A of First Schedule A to the Israel Companies Law.

Proposal

          Shareholders are being asked to adopt the following resolution:

               “RESOLVED, to ratify the payment of Shlomi Yanai’s 2012 annual bonus in the amount of $90,000.”

Vote Required

          The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve Mr. Yanai’s annual bonus payment. In addition, shareholder approval must either:

i)

include at least a majority of the Shares voted by shareholders who are neither controlling shareholders nor are they shareholders who have a personal interest in the approval of Mr. Yanai’s bonus payment, or

ii)	the total Shares of non-controlling and disinterested shareholders voted against this proposal must not represent more than two percent of the outstanding Shares.

          For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the Commtouch Executive Compensation Policy. Under the Israel Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, otherwise than by reason of being a director or other office holder of the Company, and the person is deemed to have a personal interest if any member of such person’s immediate family or his/her spouse has a personal interest in the adoption of the proposal. In addition, a person is deemed to have a personal interest if a company, other than Commtouch, that is affiliated with such person has a personal interest in the adoption of the proposal. Such company is a company in which the person or a member of his/her immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a person is not deemed to have a personal interest in the adoption of the proposal if his/her interest in such proposal arises solely from ownership of Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

          The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL FOUR
APPROVAL OF CHANGE IN THE AMOUNT OF CASH COMPENSATION PAID TO NON-
EMPLOYEE DIRECTORS

Background

          Under Israel’s Companies Law, the compensation terms of Directors of the Company require shareholder approval. At the annual meeting of shareholders of 2008, shareholders approved for the first time the payment of cash compensation to non-employee Directors of the Company.

          Currently, non-employee Director compensation consists of the following:

•

Stock option grants, with new Directors receiving an initial grant of 50,000 options and continuing Directors receiving an “evergreen” option grant of 16,667 options. At the annual meeting in October 2009, shareholders approved a one-time increase of the evergreen option grant to 30,000 options.

•	Cash compensation according to the following:

	1.	NIS 31,700 base annually per Director, as linked to the applicable Israeli consumer price index, payable in four equal installments at the beginning of each calendar quarter; and
2.

NIS 1,590 per Director per face to face Board or committee meeting or NIS954 (60% of NIS 1590) in case of telephonic participation at such meeting, payable at the beginning of each calendar quarter following the quarter during which a Director participated in a meeting. No separate per meeting compensation will be paid for committee meetings that are held on the same day immediately prior or subsequent to a Board meeting. In that event, a Board and committee meeting will be considered one meeting.

	3.	For non-Israeli based Directors, the amounts set forth will be paid in United States dollars, according to the representative rate of exchange published by the Bank of Israel on the date of payment.

          The Company is proposing to change the cash compensation component of non-employee Director compensation to a flat rate of $7,500 per quarter, while retaining the equity component at its current level. It is noted that this proposed change does not affect compensation terms of our CEO or Chairman of the Board, which have been approved previously by shareholders.

Proposal

          Shareholders are being asked to adopt the following resolution, as recommended by the Compensation Committee and approved by Board.

               “RESOLVED, to approve a change in the cash compensation terms for non-employee Directors (i.e. Directors other than the CEO and Chairman of the Board) to a flat fee of $7,500 per calendar quarter.”

Vote Required

          The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the change in cash compensation terms for non-employee Directors. In addition, shareholder approval must either:

iii)

include at least a majority of the Shares voted by shareholders who are neither controlling shareholders nor are they shareholders who have a personal interest in the approval of the Commtouch Executive Compensation Policy, or

iv)	the total Shares of non-controlling and disinterested shareholders voted against this proposal must not represent more than two percent of the outstanding Shares.

          For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the Commtouch Executive Compensation Policy. Under the Israel Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, otherwise than by reason of being a director or other office holder of the Company, and the person is deemed to have a personal interest if any member of such person’s immediate family or his/her spouse has a personal interest in the adoption of the proposal. In addition, a person is deemed to have a personal interest if a company, other than Commtouch, that is affiliated with such person has a personal interest in the adoption of the proposal. Such company is a company in which the person or a member of his/her immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a person is not deemed to have a personal interest in the adoption of the proposal if his/her interest in such proposal arises solely from ownership of Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

          The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

* * * * *

Other Matters

          The Company knows of no other matters to be submitted at the Meeting.

Dated: June 25, 2013

APPENDIX A

Commtouch Executive Compensation Policy

1.	Objectives & Content

In this document we will define and detail our compensation policy regarding Company office holders, as defined in in the Israel Companies Law, 1999, as amended from time to time (the “Companies Law”). “Company” means Commtouch Software Ltd. and all relevant, affiliated entities. In the following provisions, office holders shall be referred to as “Officers” or “Board Members”, as the context of this Compensation Policy warrant.

The preparation and publication of this policy is in accordance with the provisions of section 267a of the Companies Law and is intended to increase the transparency and visibility of Commtouch activities regarding all aspects of Company Officers’ compensation and to improve our shareholders’ ability to have a say and influence our compensation policy.

It is noted that this Compensation Policy does not grant any rights to Company Officers, and the adoption of this Compensation Policy per se will not grant any of the Company Officers a right to receive any compensation component set forth in this Policy. The components of compensation to which a Company Officer is entitled will be exclusively those that are determined specifically in the Company Officer’s Employment Contract as approved by the authorized organs of the Company (Compensation Committee, Board of Directors and shareholders, as the case may be, and subject to the provisions of applicable law).

It is further clarified that in the event a Company Officer receives compensation that is of a lesser amount than the amounts stated in this compensation policy, it will not be regarded as a deviation from this compensation policy, and such terms of his service or employment will not necessitate an approval by the shareholders, as may be required in for the approval of terms of employment which deviate from the compensation policy.

Terminology expressed in this Policy in the masculine form is done for purposes of convenience only. The Policy is designed to be applied equally and identically for women and men, without any difference or change.

2.	General

	2.1.	Compensation Policy Purpose:

This Compensation Policy is designed to support the achievement of the Company’s long term strategic business plan and ensure the following:

		•	Company Officers’ interests are as closely as possible aligned with the interests of Commtouch shareholders;

		•	Correlation between pay and performance is improved;

		•	The Company will be able to recruit and retain top level senior managers capable of leading the Company to further business success and facing the challenges ahead;

		•	Company Officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

		•	An appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

	2.2.	Main bodies impacting Company’s Compensation Policy:

The main bodies impacting this Compensation Policy are:

•

Board Compensation Committee – Provides the BOD with recommendations regarding the appropriate Compensation Policy, required updates to the policy and its renewal. Approves Company Officers’ employment terms and conditions.

In specific circumstances, the Committee may absolve an agreement with a Company Officer from approval by the Shareholders (where the Committee finds that such an approval process might jeopardize the recruitment of the candidate).

		•	Board – Approves the Company’s Compensation Policy. Is responsible for periodical reviews of the Policy and its updating if necessary.

		•	Shareholders – Approve the Compensation Policy to the extent such approval is required by law.

	2.3.	Business environment and its impact on Company Officers’ compensation

Commtouch is a publicly traded Company and a leading provider of Internet security technology and cloud-based services, while delivering superior detection solutions for vendors and service providers protecting billions of Internet transactions in real-time. As such, Commtouch faces significant competition for the recruitment and retention of managers and key employees. At the time of Company approval of this document (Q2 2013), there was no extraordinary shortage of capable managerial talent with the appropriate knowledge and expertise required for the Company’s business. As the cloud-based services arena is growing fast, with many new companies joining it every year, such shortage may materialize in the near future.

3.	Company Officers’ compensation in view of the Company’s values and strategy

3.1.

The connection between Company’s results and Officers’ compensation:

We believe the total compensation of our Officers should be significantly influenced by our business results as well as each manager’s individual contribution to the achievement of these results.

3.2.

The ratio between the compensation of Officers and the compensation of other Company employees (including contractors):

The Compensation Committee and the Board will review, from time to time, the ratio between the total cost of employment of each Officer and the average and median salaries of the rest of the employees (including contractors), as well as the ratio between the total cost of employment of the Officers and the average and median cost of employment for the rest of the employee population (including contractors), on a local basis, and will discuss its possible impact on labor relations within the Company.

The Compensation Committee and the Board has examined the current ratio between the total cost of employment of each Officer and the average and median salaries of the rest of the employees (the current ratio[1] doesn’t exceed 6:1). In the opinion of the Compensation Committee and Board Members, this ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation and it will not adversely affect the labor relations within the Company.

4.	Basic concepts of Company’s compensation policy

	4.1.	Total Compensation Concept

	4.1.1.	Officer Compensation

Company Officers’ compensation should include a number of elements so that each of these elements rewards a different aspect of the Officers’ overall contribution to Company success:

•

Fixed Base Salary – Compensates Officers for the time they devote to performing their roles in the Company and for the daily performance of their tasks. The fixed base salary takes into consideration each Officer’s skills (such as: experience, job knowledge, expertise, education, professional qualifications, etc.), job requirements, authority and responsibilities as well as the level of competition in the business environment for specific roles.

•

Social and Incidental Benefits – Some are mandatory according to different local legislation (such as: pension and long term savings, life insurance, severance pay, LTD insurance, vacation and sick leave), some are provided according to market conventions and enable the Company to compete in the relevant labor market (such as Education Funds and Company Cars in Israel) and others are meant to complement the Fixed Base Salary and compensate

[1] All data as for June 2013. The officers’ data include salary cost, target bonus and last equity grant value (yearly)

the employees for expenses caused in connection with their job requirements (such as: travel expenses or allowances).

•

Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) – Reward employees for their contributions to Company success and achievement of business goals during a predefined timeframe.

•

Equity Based Compensation – Designed to strengthen the link between long term shareholder returns and Company employee and manager rewards. This type of reward creates a stronger correlation between the motivation and interest of the employee and manager and the interests of Company shareholders. Another significant effect of Equity Based compensation is its contribution to Company Officers’ retention, due to its inherent long term characteristics.

To ensure an adequate fit of all compensation elements and the appropriate construction of the Total Compensation Package, all of the pay components to which a Company Officer is entitled will be presented to the Compensation Committee prior to approval of any specific payment or reward.

4.1.2.	Board Members’ Compensation

The Board Members’ compensation structure will be comprised of equity grants and annual cash compensation.

4.1.3.	Ratios between elements of the Total Compensation package

The desired ratios (annual) between the Compensation components of our Company Officers are detailed in the following table[2]:

Level	Fixed Pay	Variable pay
Chairperson	70% - 90%	10% - 30%
CEO	40% - 60%	40% - 60%
Officers other than CEO	70% - 80%	20% - 30%

[2] The ratios reflect the desired policy, taking into consideration the target bonus. In a specific year, the ratio may vary due to changes in the variable pay based on Company or stock performance. Such variance will not be considered a deviation from this Policy.

Board Member	70% - 80%	20% - 30%

5.	Compensation Components

	5.1.		Fixed Base Salary

	5.1.1.	Determining the Fixed Base Salary of Company Officers

The Fixed Base Salary for Company Officers will be determined utilizing a pre-defined salary range. The range for each level will be based on:

		•	Relevant peer group benchmark data;

		•	Job requirements, authority and responsibilities;

		•	Internal ratios between positions;

		•	Company’s financial situation.

The pay level, approved within said range, will reflect the Officer’s skills and suitability to the intended position.

In Israel, Officers are naturally exempt from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined in the Law. Therefore, they are not entitled to any additional pay for overtime, whereas their Fixed Base Salary includes compensation for any such working hours.

		5.1.1.1.	Market Comparisons (benchmark):

In order to set the Fixed Base Salary (and other pay components) ranges for previous recruitment of Company Officers, similar job holders’ compensation in relevant companies or reliable salary surveys will be reviewed on a case by case basis over time. Comparative studies will cover companies matching as many criteria as possible from the following list:

• Companies in the Internet security business;

• Publicly traded companies whose stock are traded on NASDAQ and / or the Tel-Aviv Stock Exchange at a Market Cap / EBITDA / Revenue level similar to that of Commtouch;

	•	Companies competing with Commtouch for managerial talent and for potential Company Officers in particular;

	•	Companies with headcount similar to that of Commtouch.

For obvious reasons, companies where no reliable data can be collected will not be included in the comparison even if they meet many or even all of the criteria listed above.

5.1.1.2.

Internal comparison – Ratios between Officers’ compensation and between the Officers and the rest of the employees:

Before setting a Company Officer’s pay, the following issues must be considered including their potential impact on labor relations in the Company, in general, and within the management team in particular:

	•	The ratio between the Company Officer’s planned pay and the pay of all other Company Officers at the same level;

	•	The ratio between the Company Officer’s pay and the pay of all other Company employees.

5.1.1.3.	Fixed Base Salary ranges for Company Officers will be as detailed in the following table:

	Annual base salary ranges (thousands $US)
Level	Minimum	Maximum
CEO	220	330
Senior Officers other than CEO	200	300
VP (US)	175	275
VP (IL)	150	200

A deviation of up to 10% from the above ranges will be not considered as deviation from Policy.

It is clarified that the Company may decide, when promoting a manager from within the Company, to set the base salary at a level below the above mentioned minimum. The salary of the promoted manager will be adjusted to within the above limits within a year from the initial promotion.

5.1.2.	Board Members cash compensation

The compensation of the Company’s directors (including external directors and independent directors) shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time. Concurrent with the presentment of this Compensation Policy to shareholders for approval at an extraordinary meeting of shareholders on July 25, 2013, shareholders will be asked to approve a change in the cash compensation to each non-employee Board Member (i.e. Board Members other than the CEO and Chairperson) to a flat rate of $7,500 per quarter.

In addition, Board Members will be entitled to reimbursement for expenses incurred in the performance of their work, including trips overseas for work purposes.

5.1.3.	Annual salary review principles:

In order to retain Company Officers for long periods, their Fixed Base Salary will be reviewed annually in comparison to similar roles in the relevant market, taking into consideration the Company’s financial situation. If necessary, a pay increase request will be presented to the Compensation Committee and then to the Board for approval.

5.1.4.	Indexing:

No automatic indexing of Company Officers’ pay will be done (unless and to the extent it is required by law).

5.2.	Variable compensation

Variable pay components are intended to achieve the following goals:

•

Linking part of Company Officers’ compensation to the achievement of business goals and targets which will, in the long term, maximize stock holder return and create a joint interest between Company Officers and shareholders;

	•	Increasing Company Officers’ motivation to achieve long term Company goals;

	•	Correlating part of the Company’s payroll expenses with its business performance and increasing financial and operational flexibility.

5.2.1.		Annual Bonus

		5.2.1.1.	Principles

An Annual Bonus Plan will be approved at the beginning of each fiscal year by the Compensation Committee and the Board.

An Annual Bonus Plan will define the following:

• Payment threshold based on one or more financial measure/s of Company performance, such as Revenue / Operating Profit / Gross Profit / EBITDA / Net Income / Profit Before Tax.

•

Target Bonus / Commission definition – the Target Bonus is the bonus paid when goals are met at precisely 100%. The target bonus will not exceed 60% of the actual annual base salary for the CEO, 30% of the actual annual base Salary for VPs and 90% of the actual annual base salary for the VP Sales.

•

Maximum Bonus – will be defined in terms of percentage of the Target Bonus and will not exceed 150% of the Target Bonus (excluding for the VP Sales – the maximum Commission will not exceed 200% of the Target Commission). The Maximum Bonus will be paid based on achievements well above the targets set for the plan. The level of overachievement required for the Maximum Bonus to be paid will be specifically defined per each measure in the Annual Bonus Plan.

	•	The measures for the Annual Bonus.

5.2.1.2.	Defining the Bonus Plan Measures and Targets

As part of the development of an annual Bonus Plan, measures and annual targets will be set as a basis for the evaluation of Company Officers’ performance during the year. The Plan will include 3 types of measures:

•

Company Measures – Financial measures for Company performance such as: Revenue, Operating Profit, Operating Profitability Percentage, Gross Profit, EBITDA, Profit before tax, Net Income, etc. These measures will be the same for all Company Officers and will have a weight of 50%-70% of the total Officer’s bonus, except for the CEO and the Chairperson of the Board, where these measures will have a weight of 80%-90% of the total bonus.

Targets for the Company measures will be the targets set and approved by the Board as part of the Company work plan for the bonus year.

•

Personal / Unit Measures (Key Performance Indicators -KPIs). These will be set for each Officer individually (excluding the CEO and the Chairperson of the Board), according to each Officer’s specific responsibilities. These measures will have an additional weight of 30% - 50% of the Officers’ total bonus. Targets for the Personal / Unit Measures will be set according to relevant Annual Work Plan goals.

•

Managerial Appraisal - An evaluation of the performance of each Officer in qualitative measures of their contribution to the Company success. The managerial appraisal score will have a weight of 10% - 20% of the total bonus.

5.2.1.3.	Setting the Bonus budget

The total annual bonus budget will be calculated according to the sum of the Maximum Bonuses of all Company Officers participating in the plan.

In years the Company does not meet at least 60% of the annual Company’s measures target (as defined by the Board), no bonuses will be paid to Company Officers.

5.2.1.4.	Bonus approval process

The recommended bonuses according to the plan will be presented to the Compensation Committee and the Board for their approval, following the approval of the annual financial reports.

The Compensation Committee and the Board will have the authority to reduce the Annual Bonus for an individual Officer or for a group of Officers, based on their review of the following factors:

• The Officer’s contribution to the development of Company business beyond the Officer’s direct responsibility;

• The quality and speed of the Officer’s reaction to crises and other unexpected events;

• The overall managerial performance of the Company Officer, including the motivation of employees and leadership.

5.2.1.5.	Bonus payment and refunding mechanism

The Annual Bonuses will be paid to Company Officers with the first monthly salary following the approval by the Board, usually immediately following the approval of the annual financial reports.

Each Officer will sign a document committing to refund any part of the annual bonus paid based on financial measures that may in the future prove to be based on a mistake which will require a restatement of the financial reports occurring during the 8 quarterly reporting periods (2 years) following the mistaken report.

5.2.2. Equity Based Compensation

As part of Board Members and Officers’ Total Compensation Packages in public companies, it is common practice to offer a component of Equity Based Compensation, which aims to establish a joint interest between the Board Members and Officers and the shareholders of the Company. Given the long term nature of Equity Based Compensation plans, they contribute to the retention of senior managers in their positions for the long term.

In light of the above mentioned advantages of Equity Based Compensation Plans, Commtouch may offer its Board Members and other Company Officers an Equity Based Compensation Plan, as follows:

5.2.2.1.	Equity Based Compensation Tools:

Subject to having received the approvals required under the Companies Law, Commtouch will enable its Board Members and Officers to participate in an Equity Based Plan for the allocation of Stock Options and / or Restricted Share Units (“RSUs”). The Equity Based Plan will be defined and implemented in compliance with the requirements of any prevailing legislation in the countries where the Officers are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

5.2.2.2.	Equity Based Plan:

Equity Based Plans presented for approval by the Board shall include the following provisions:

•	The maximum number of options and / or RSUs to be granted;

•	The value of the Equity Based compensation (at the time of grant) per year, for each Officer, shall not exceed the value defined in section 4.1.3;

•	The per-share exercise price of Stock Options will not be lower than the known average price in the market for the 30 days prior to the date of grant;

•

The allocation of Stock Options and / or RSUs to individual Officers and a reserve pool for grants to Officers who may join the Company during the plan term (as well as terms and conditions for the re-allocation of units to the reserve pool in case the reserve goes below a pre-set level);

•	The vesting period of the Stock Options and / or RSUs shall be three years or longer;

•	The expiration date of the Stock Options and / or RSUs shall not be shorter than one year following the vesting date of each portion and not longer than 5 years after the grant date;

•	Terms in connection with employment termination of grantees (due to dismissal, resignation, death or disability) and terms relating to possible changes in Company ownership.

5.2.2.3.	Stock Option and / or RSU Grants

Subject to the approvals required under the Companies Law, the Board Members and Officers will be granted Stock Options, RSUs and/or other acceptable forms of equity issuances, pursuant to the provisions of an approved Equity Based Plan.

When a new Officer joins the Company during an Equity Based Plan Term, the Company will consider granting the joining Officer Stock Options and / or RSUs out of the reserve pool set forth by the plan.

The Company may grant Stock Options and / or RSUs to current Board Members. An allocation to Board Members shall be approved in accordance with the provisions of the Companies Law, and shall be carried out in accordance with the provision of the standard Equity Based Plan of the Company.

	5.2.3.	Options Exercise

Upon the vesting of each portion of the options granted, subject to the Company’s rules regarding exercise (i.e. the Insider Trading Policy), each Board Member and Officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.3.	Social and Incidental Benefits; Termination Related Payments

Some social, incidental benefits (such as: pension and long term savings, life insurance, severance pay, vacation and sick leave) and prior termination notice are mandatory according to different local legislation, where some are provided according to market conventions and enable the Company to compete in the relevant labor market (such as education funds and company car in Israel) and others are meant to complement the base salary and compensate the employees for expenses caused in connection with their job requirements (such as: travel expenses or allowances). To comply with the foregoing, Commtouch adopts the following compensation terms:

5.3.1.

Company will provide all Officers with pension, long term disability and life insurance according to local practices and legislation and shall make such payments, contributions and deductions as required under applicable law and as customary for companies such as Commtouch. In Israel, Commtouch also will provide all Officers an educational fund.

	5.3.2.	Company will not subsidize Company cars for Officers.

5.3.3.

Company will provide all Officers with mobile phones for their personal use where Officers will pay any taxes related to the use of the phone according to local legislation, plus reimbursement of cost of home office Internet expenses.

	5.3.4.	Company will cover any reasonable, direct costs associated with an Officer’s permanent move to a location decided by Company.

	5.3.5.	Each Officer will be entitled to annual vacation according to prevailing Company procedures, taking into consideration any relevant prior tenure in similar roles (or according to local legislation).

5.3.6.	Officers will be entitled to sick leave according to Company procedures and any relevant local legislation.

5.3.7.	Officers will be entitled to any additional benefits and perquisites according to Company procedures and any relevant local legislation.

5.3.8.

Officers may be entitled to an advance notice period prior to Company termination of employer/employee relations (where Company may waive the actual work of Officers during the advance notice period) according to the following table:

Level	Months
CEO	Up to 6 months
Officers other than CEO	Up to 3 months

5.3.9.

Without derogating from the advance notice period above, the Compensation Committee will be authorized to approve termination pay of up to the maximum levels set in the following table, while termination pay shall be approved by the CEO for Officers other than the CEO and by the Chairperson of the Board for the CEO.

Level	Cap
CEO	Up to 6 months
Officers other than CEO	Up to 3 months

The termination pay will be paid as soon as possible following the date of termination of employment and will be equivalent to the base salary of the Officer multiplied by the number of months as specified in the chart above and as approved, without any additional components.

6.	Indemnification and Insurance of Board Members and Officers

The Board Members and Officers will be covered by a Board Members and Officers Liability insurance policy, to be periodically purchased by the Company as allowable under the Companies Law. The Company grants, and will continue to grant, letters of indemnification to Board Members and Officers, as allowable under the Companies Law.

7.	Policy Maintenance and Term

7.1

The VP Human Resources shall periodically review the Policy and monitor its implementation, and recommend to the Compensation Committee, the Board of Directors and shareholders to amend the Policy as deemed necessary from time to time.

	7.2	The term of the Policy shall be three years as of the date of its adoption. Following such three year term, this Compensation Policy will be brought to the shareholders for approval.